UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: November 27, 2009

Makita Corporation
The 98th Interim Business Report
Ended September 30, 2009
(U.S. GAAP Financial Information)
(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”
interim business report originally issued in Japanese
for the benefit and information of shareholders
of the Company’s common stock)

Message from the Managements
     We are pleased to present the outline of operation and financial results for Makita’s 98th interim period, ended September 30, 2009.
■ Consolidated Operating Result as Interim Period
     During the six months (“the period”) ended September 30, 2009, the housing markets slowed down in Western Europe. Capital expenditures and individual consumption decreased due to the shrinkage of economic activity in Eastern Europe and Russia. In North America, stimulus packages and other measures resulted in improvement in individual consumption and corporate production. Nevertheless, economic conditions remained severe with the recovery of business confidence being hindered by a sense of excess capacity among corporations. In Asia, economies showed a moderate recovery trend: the Chinese economy recovered and exports and individual consumption in Southeast Asia improved. In Japan, the government’s stimulus package spurred production in some industries, but general economic conditions remained severe as evidenced from a high unemployment rate and shrinking public investment.
     In the power tools market, some emerging countries showed signs of recovery due to active public investment and resource development. However, developed countries such as Japan, Europe and the United States continued to suffer a slump in demand with housing starts remaining at low levels and competition becoming even fiercer.
     Under these circumstances, Makita directed our development efforts toward introducing smaller and lighter tools. At the same time, we strove to enhance our existing products. For example, we incorporated our proprietary low-vibration technology, which had originally been used for large drilling tools for stone and very well received, into our medium and small drilling tools. In production side, we curtailed production volume at each factory in order to improve inventory level. We also exerted efforts toward establishing a global production structure of the group in order to quickly and flexibly respond to rapid changes in demand. In sales side, Makita strove to expand sales of our gardening equipments, such as ones incorporating the environmentally friendly compact four-stroke engine. We also stepped up efforts to maintain and improve the quality of our sales and services based on direct communication with customers, which remains one of our group’s fortes.
■ Consolidated Net Sales decreased due to the Global Recession and the Stronger Yen against Other Currencies
     In our consolidated financial results for the period, consolidated net sales decreased by 32.4% to 118,681 million yen from the same period of the previous year, mainly due to the decrease in demand for power tools in the face of the worldwide slowdown in economic growth and the unfavorable impact of the stronger yen against other currencies. Incomes were affected by the decline in the rate of operation of our production site. This decline resulted from the production volume reduction carried out in response to the decrease in demand and in order to improve inventory level. As a result, the ratio of cost of sales increased. Our selling, general, administrative and other expenses decreased by only 18.9% compared with the same period of the previous year despite our group-wide cost reduction efforts. As a result, operating income decreased by 58.8% to 14,866 million yen (operating income ratio: 12.5%). Income before income taxes decreased by 50.2% from the same period of the previous year to 17,271 million yen (income before income taxes ratio: 14.6%). Net income attributable to Makita Corporation decreased by 57.3% to 10,622 million yen (net income attributable to Makita Corporation ratio: 9.0%).

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

     Net sales by geographic area were as follows:
     Net sales in Japan decreased by 14.6% from the same period of the previous year to 20,831 million yen, affected by the housing market remaining sluggish. Sales in gardening equipments were robust but insufficient to compensate for the decreased demand for power tools.
     In Europe, net sales decreased by 37.9% from the same period of the previous year to 51,652 million yen. Construction demand declined in Western Europe. Demand for power tools also decreased due to the slowdown of the Russian economy and the financial recession in Eastern Europe.
     Net sales in North America decreased by 31.1% to 17,789 million yen. This decrease resulted mainly from the continuing weakness in inventory investment by retailers caused by the sluggish U.S. housing market and the financial recession.
     Net sales in Asia decreased by 34.5% from the same period of the previous year to 8,620 million yen. This decrease resulted from the continuing weakness in construction demand.
     Net sales in Central and South America and Oceania were sluggish mainly due to the appreciation of the yen against local currencies from the same period of the previous year, although demand on a local currency basis was robust in Brazil and Australia, the hubs of the regional economies. Net sales in Central and South America decreased by 30.1% from the same period of the previous year to 7,398 million yen. Net sales in Oceania decreased by 23.2% from the same period of the previous year to 6,533 million yen. Net Sales in the Middle East and Africa decreased by 41.2% to 5,858 million yen from the same period of the previous year, due to a decline in construction demand.
■ Outlook for the year ending March 31, 2010 and Issue to be Addressed
     Regarding the future outlook, the competition in the power tools market is becoming harsher since the market has remained weak globally. Although some signs of modest recovery have been seen in Asia and emerging countries, the future of the global economy is still uncertain, and the movement in the foreign exchange market is unpredictable. It is expected that the business conditions for Makita will remain severe for the time being.
     Under these circumstances, Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipments and other tools in each international region. To achieve these objectives, we will put focus on maintaining and expanding our efforts to develop new products that guarantee great satisfaction to professional users, our global production structure realizing both high quality and cost competitiveness at the same time, and the best marketing and after-sale service structure of the power tools industry in Japan and in international regions.
     With the aim of promoting the development and expansion of engine-powered gardening equipments, Makita established Tokyo Technical Center in Tachikawa, Tokyo on October 1, 2009. The Center will conduct R&D for improving environmental performance, which is the major challenge facing the two-stroke engine.
■ The Interim Cash Dividends of 15 Yen Per Share
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.
     For the interim period under review, Makita declared to pay a dividend of 15 yen per share, as announced in April 2009.
     Based on its dividend policy, Makita’s board of directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2010. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.
     We look forward to the continuing support and cooperation of our shareholders.

November 2009

Masahiko Goto

President, Representative Director &

Chief Executive Officer

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Feature Section
■ Tokyo Technical Center has been established
     On October 1, 2009, the Company established Tokyo Technical Center in Tachikawa, Tokyo aiming to strengthen the development function for and to increase product lines of engine-powered gardening equipments. In the field of the gardening equipments, the Company has expanded product lines of electric-powered or cordless tools. The Center will place emphasis on strengthening product lines of engine-powered tools by promoting mainly research, development and designing of environment-friendly two-stroke engines (with 40ml or less displacement) and chain saws.
■ Makita has continued customer-oriented sales activities
     Makita has worked hard to develop new products that provide great satisfaction to professional users and established the best marketing and after-sale service structure in the industry so that customers can use our products without worry. During the first six months ended September 30, 2009, the business conditions for Makita were very severe, affected by global recession and appreciation of the yen value against other currencies.
     Under such circumstances, Makita has continued customer-oriented sales activities. As part of these activities, we have relocated our Nagoya Office, one of core sales branch in Japan, to a newly-constructed building in Nagoya. As for international sales offices, our sales subsidiary in France constructed a new office building and we established a sales office in Norway.
     Through these activities, the sales and after-sale service structure of Makita has been strengthened. We believe that our managerial efforts during the current severe business conditions will become a foundation that supports our growth once the economy begins to recover. We will further continue our diligent efforts to grow into a stronger company and to maintain the confidence from our customers.
■ Makita product in the permanent exhibition of the Memorial Museum of Cosmonautics in Russia
     In Moscow, the Capital of Russia, Cordless Driver Drill 6213D is exhibited in the permanent exhibition area of the Memorial Museum of Cosmonautics. The product is exhibited in the “Tools Drawer equipped in the Spaceship” exhibition area. In the caption plate titled “Tools equipped in the spaceship,” it is explained that the tools were mainly used in the space station “Mir” and other spaceships.
     We will continue diligent efforts to deliver our products that receive confidence from professional users around the world and further promote diffusion of Makita brands.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Financial Highlights

	Yen (millions)
	For the six	For the six	For the six
	months	months	months
	ended	ended	ended	Rate of	For the year
	September	September	September	change	ended March
	30, 2007	30, 2008	30, 2009	(%)	31, 2009
Net Sales	169,537	175,558	118,681	(32.4)	294,034
Operating Income	33,899	36,047	14,866	(58.8)	50,075
Operating Income to Net Sales Ratio (%)	20.0%	20.5%	12.5%	—	17.0%
Income before Income Taxes	34,629	34,710	17,271	(50.2)	44,443
Net Income Attributable to Makita Corporation	23,596	24,851	10,622	(57.3)	33,286
Net Income Attributable to Makita Corporation to Net Sales Ratio (%)	13.9%	14.2%	9.0%	—	11.3%

	As of	As of	As of	Rate of	As of
	September	September	September	change	March 31,
	30, 2007	30, 2008	30, 2009	(%)	2009
Total Makita Corporation Shareholders’ Equity	320,144	316,519	285,830	(9.7)	283,485
Total Assets	393,148	382,000	335,361	(12.2)	336,644
Shareholders’ Equity Ratio to Total Assets (%)	81.4%	82.9%	85.2%	—	84.2%

	For the six	For the six	For the six
	months	months	months
	ended	ended	ended	Rate of	For the year
	September	September	September	change	ended March
	30, 2007	30, 2008	30, 2009	(%)	31, 2009
Capital Expenditures	7,161	9,827	6,702	(31.8)	17,046
Depreciation and Amortization	3,879	4,426	4,071	(8.0)	8,887
Research and Development Cost	2,826	3,493	3,324	(4.8)	6,883
Employees	10,093	10,799	10,131	(6.2)	10,412
Average Number of Shares Outstanding	143,725,286	141,521,162	137,762,814	—	140,518,582
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders (Yen)	164.2	175.6	77.1	(56.1)	236.9
Cash Dividends Per Share (Yen)	30.0	30.0	15.0	—	80.0

Notes:

1.	In principle, amounts of less than 1 million yen have been rounded.

2.	Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the six months ended September 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Net Sales by Geographic Area

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2007	2008	30, 2008	2009	30, 2009
Japan	25.6	26.6	24.4	21.8	20.8
Europe	78.9	81.5	83.1	54.0	51.7
North America	28.9	27.5	25.8	16.5	17.8
Asia	11.0	11.6	13.2	8.8	8.6
Other Regions	25.1	25.9	29.1	17.4	19.8

Total	169.5	173.1	175.6	118.5	118.7

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.
Profit Ratio

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2007	2008	30, 2008	2009	30, 2009
Operating Income to Net Sales Ratio	20.0	19.1	20.5	11.8	12.5
Net Income Attributable to Makita Corporation to Net Sales Ratio	13.9	13.0	14.2	7.1	9.0

Production by Geographic Area

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2007	2008	30, 2008	2009	30, 2009
Japan	2.43	2.49	2.34	1.54	0.98
Europe	1.02	1.33	1.25	0.95	0.52
North America	0.69	0.78	0.71	0.56	0.29
China	5.97	6.59	6.98	5.09	3.80
Central and South America	0.26	0.26	0.32	0.24	0.23

Total	10.37	11.45	11.60	8.38	5.82

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Shareholders’ Equity per Share

	Yen
	As of
	September	March 31,	September	March 31,	September
	30, 2007	2008	30, 2008	2009	30, 2009
Shareholders’ Equity per Share	2,227	2,201	2,249	2,058	2,075

Earning Per Share (Basic) Net Income Attributable to
Makita Corporation Common Shareholders

	Yen
	For the year	For the year	For the year	For the year	For the year
	ended March	ended March	ended March	ended March	ending March
	31, 2006	31, 2007	31, 2008	31, 2009	31, 2010
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Interim Period	179.5	107.1	164.2	175.6	77.1
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Year	281.1	257.3	320.3	236.9	—

Cash Dividend per Share

	Yen
	For the year	For the year	For the year	For the year	For the year
	ended March	ended March	ended March	ended March	ending March
	31, 2006	31, 2007	31, 2008	31, 2009	31, 2010
Cash dividend per share for the Interim Period	19	19	30	30	15
Cash dividend per Share for the Year	57	74	97	80	Undecided

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen(millions)
		As of
	As of	September 30,	Increase
	March 31, 2009	2009	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	34,215	41,948	7,733
Time Deposit	2,623	5,351	2,728
Marketable Securities	29,470	34,101	4,631
Notes Receivable in Trade	2,611	2,420	(191)
Accounts Receivable in Trade	43,078	43,825	747
Less-Allowance for Doubtful Receivables	(1,129)	(1,097)	32
Inventories	111,002	95,299	(15,703)
Deferred Income Taxes	7,264	6,226	(1,038)
Prepaid Expenses and Other Current Assets	11,269	8,574	(2,695)

Total Current Assets	240,403	236,647	(3,756)

PROPERTY, PLANT AND EQUIPMENT:
Land	18,173	18,433	260
Buildings and Improvements	65,223	67,111	1,888
Machinery and Equipment	74,458	74,480	22
Construction in Progress	4,516	4,763	247
Less-Accumulated Depreciation	(89,674)	(91,130)	(1,456)

Total Net Property, Plant and Equipment	72,696	73,657	961

INVESTMENTS AND OTHER ASSETS:
Investment Securities	11,290	12,783	1,493
Deferred Income Taxes	5,050	3,763	(1,287)
Other Assets	7,205	8,511	1,306

Total Investments and Other Assets	23,545	25,057	1,512

TOTAL ASSETS	336,644	335,361	(1,283)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

Yen (millions)
	Yen (millions)
	As of	As of September	Increase
	March 31, 2009	30, 2009	(Decrease)
LIABILITIES
CURRENT LIABILITIES:
Short-term Borrowings	239	628	389
Trade Notes and Accounts Payable	14,820	12,519	(2,301)
Accrued Payroll	7,361	7,408	47
Accrued Expenses and Others	15,575	14,321	(1,254)
Income Taxes Payable	2,772	1,621	(1,151)
Deferred Income Taxes	50	82	32

Total Current Liabilities	40,817	36,579	(4,238)

LONG-TERM LIABILITIES:
Long-term Indebtedness	818	566	(252)
Accrued Retirement and Termination Benefits	7,116	6,294	(822)
Deferred Income Taxes	548	853	305
Other Liabilities	1,599	3,000	1,401

Total Long-term Liabilities	10,081	10,713	632

Total Liabilities	50,898	47,292	(3,606)

EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common Stock	23,805	23,805	—
Additional Paid-in Capital	45,420	45,420	—
Legal Reserve and Retained Earnings	263,156	266,890	3,734
Accumulated Other Comprehensive Income (Loss)	(42,461)	(43,845)	(1,384)
Treasury Stock, at cost	(6,435)	(6,440)	(5)

Total Makita Corporation Shareholders’ Equity	283,485	285,830	2,345

NONCONTROLING INTEREST	2,261	2,239	(22)

Total Equity	285,746	288,069	2,323

TOTAL LIABILITIES AND EQUITY	336,644	335,361	(1,283)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Income

	Yen (millions)
	For the six	For the six
	months ended	months ended
	September 30,	September 30,	Increase
	2008	2009	(Decrease)
			(Amount)	(%)
NET SALES	175,558	118,681	(56,877)	(32.4)
Cost of Sales	100,824	72,454	(28,370)	(28.1)

GROSS PROFIT	74,734	46,227	(28,507)	(38.1)
Selling, General, Administrative and other Expenses	38,687	31,361	(7,326)	(18.9)

OPERATING INCOME	36,047	14,866	(21,181)	(58.8)

OTHER INCOME (EXPENSES):
Interest and Dividend Income	954	356	(598)	(62.7)
Interest Expense	(169)	(48)	121	(71.6)
Exchange Gains (Losses) on Foreign Currency Transactions, net	(1,462)	1,946	3,408	—
Realized Gains (Losses) on Securities, net	(660)	151	811	—
Total	(1,337)	2,405	3,742	—

INCOME BEFORE INCOME TAXES	34,710	17,271	(17,439)	(50.2)

PROVISION FOR INCOME TAXES
Current	7,686	4,964	(2,722)	(35.4)
Deferred	1,916	1,544	(372)	(19.4)

Total	9,602	6,508	(3,094)	(32.2)

NET INCOME	25,108	10,763	(14,345)	(57.1)

Less: Net Income Attributable to the Noncontrolling Interest	(257)	(141)	116	—

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	24,851	10,622	(14,229)	(57.3)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income Attributable to Makita Corporation	25,108	10,763
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	4,426	4,071
Provision for Deferred Income Taxes	1,916	1,544
Realized Losses (Gains) on Securities, net	660	(151)
Losses on Disposals or Sales of Property, Plant & Equipment	324	92
Changes in Assets and Liabilities:
Trade Receivable	(2,308)	(200)
Inventories	(10,498)	14,841
Trade Notes and Accounts Payables and Accrued Expenses	(2,518)	(2,886)
Income Taxes Payable	(2,602)	897
Accrued Retirement and Termination Benefits	(1,180)	(639)
Other, net	894	(18)

Net Cash Provided by Operating Activities	14,222	28,314

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(9,827)	(6,702)
Purchases of Available-for-sale Securities	(343)	(4,341)
Proceeds from Sales of Available-for-sale Securities	12,147	1,119
Proceeds from Maturities of Available-for-sale Securities	2,000	—
Proceeds from Maturities of Held-to-maturity Securities	300	200
Proceeds from Sales of Property, Plant and Equipment	145	273
Decrease (Increase) in Time Deposits	(1,176)	(1,506)
Other, net	(114)	(19)

Net Cash Provided by (Used in) Investing Activities	3,132	(10,976)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (Decrease) in Short-term borrowings	(620)	204
Purchase and Sales of Treasury stock	(11,947)	(5)
Cash Dividends Paid	(9,632)	(6,888)
Other, net	(312)	(265)

Net Cash Used in Financing Activities	(22,511)	(6,954)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,529	(2,651)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,628)	7,733
CASH AND CASH EQUIVALENTS, Beginning of Period	46,306	34,215

CASH AND CASH EQUIVALENTS, End of Period	42,678	41,948

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Operating Segment Information

For the six months ended September 30, 2008
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External Customers	35,371	83,192	26,062	6,009	24,924	175,558	—	175,558
(2) Inter-Segment	33,454	2,792	2,809	51,597	79	90,731	(90,731)	—

Total	68,825	85,984	28,871	57,606	25,003	266,289	(90,731)	175,558

Operating Expenses	59,925	70,438	27,726	50,201	20,881	229,171	(89,660)	139,511
Operating Income	8,900	15,546	1,145	7,405	4,122	37,118	(1,071)	36,047
Identifiable Assets	249,134	135,537	42,479	56,936	37,335	521,421	(139,421)	382,000

For the six months ended September 30, 2009
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External Customers	26,695	51,977	17,681	4,341	17,987	118,681	—	118,681
(2) Inter-Segment	14,093	1,189	884	25,308	44	41,518	(41,518)	—

Total	40,788	53,166	18,565	29,649	18,031	160,199	(41,518)	118,681

Operating Expenses	42,567	47,224	18,380	25,592	16,752	150,515	(46,700)	103,815
Operating Income	(1,779)	5,942	185	4,057	1,279	9,684	5,182	14,866
Identifiable Assets	231,795	106,573	29,447	48,000	36,278	452,093	(116,732)	335,361

Note: Segment information is determined by the location of the Company and its consolidated subsidiaries.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condition of Shareholders and Shares
(As of September 30, 2009)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	140,008,760 shares (including 2,246,906 shares of treasury stock)

Number of Shareholders	15,576 (1,192 decrease compared with as of March 31, 2009)
10 Largest Shareholders

Number of Shares Held
	Number of Shares Held
Name of Shareholder	Units (thousand)%
The Master Trust Bank of Japan, Ltd. (Trust account)	9,628	6.88
Japan Trustee Services Bank, Ltd. (Trust account)	8,497	6.07
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.72
Nippon Life Insurance Company	4,013	2.87
The Bank of New York Mellon as Depositary Bank for DR Holders	3,950	2.82
Makita Cooperation Companies’ Investment Association	3,908	2.79
Maruwa Co.,Ltd.	3,669	2.62
Sumitomo Mitsui Banking Corporation	2,900	2.07
The Nomura Trust and Banking Co., Ltd (Trust account)	2,036	1.45
The Chase Manhattan Bank, N.A. London SECS Lending Omnibus Account	2,011	1.44

Total	45,825	32.73

Note	1.	Shares holding ratios above are calculated based on the total number of issued shares (including treasury stock) as of September 30, 2009.
	2.	The Bank of New York Mellon as Depositary Bank for DR Holders is the nominal holder of the shares of The Bank of New York Mellon, the trustee bank for the Company’s American Depositary Shares.
	3.	In addition to the above, the Company owns 2,247 thousand shares of treasury stock.
Distribution of Share-ownership

	Number of Shares Held
Class of Shareholder	Units(thousand)%
Financial Institutions and Securities Firms	53,765	38.4
Japanese Individuals and Other	25,179	18.0
Foreign Investors	41,557	29.7
Other Japanese Business Corporations	17,261	12.3
Treasury Stock	2,247	1.6

	Number of Shareholders
Class of Shareholder	Units	%
Financial Institutions and Securities Firms	129	0.8
Japanese Individuals and Other	14,621	93.9
Foreign Investors	428	2.7
Other Japanese Business Corporations	397	2.6
Treasury Stock	1	0.0

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Price per Share and Volume of Shares Traded on The Tokyo Stock Exchange
	2009
	April	May	June	July	August	September
High (yen)	2,500	2,450	2,535	2,370	2,790	3,060
Low (yen)	2,125	2,080	2,095	1,912	2,425	2,635
Volume (thousand shares)	14,286	12,581	21,345	16,592	15,924	12,892

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2009 were as follows:

The highest price per share:	3,060 yen marked on September 18, 2009
The lowest price per share:	1,912 yen marked on July 13, 2009
Total volume of shares traded:	93,620 thousand shares
Basic policy regarding profit distribution and to repurchases of its outstanding shares
     Makita’s basic policy on the distribution of profits was established in the fiscal year ended March 31, 2004 is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Corporate Data
(As of September 30, 2009)
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.co.jp/global/

Date of founding	March 21, 1915
Date of incorporation	December 10, 1938
Paid-in Capital	24,206 million yen (non-consolidated)
Description of business	Production and sales of electric power tools, pneumatic tools, gardening and household products
Number of consolidated subsidiaries	47(Domestic 2, Overseas 45)
Plants	Two in Japan, seven outside of Japan (two in China, and one each in the United States, Brazil, the United Kingdom, Germany and Romania)
Employees	10,131 (consolidated) 2,926 (non-consolidated)
Board of Directors

President and Representative Director	Masahiko Goto

Director, Managing Corporate Officers	Yasuhiko Kanzaki	(In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region)

	Tadayoshi Torii	(In Charge of Production and General Manager of Production Headquarters)

	Shiro Hori	(In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region)

Director, Corporate Officers	Tomoyasu Kato	(General Manager of Research and Development Headquarters (In Charge of Research and Development))

	Tadashi Asanuma	(In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Shinichiro Tomita	(General Manager of Research and Development Headquarters (In Charge of Product Development))

	Tetsuhisa Kaneko	(General Manager of Purchasing Headquarters)

	Yoji Aoki	(General Manager of Administration Headquarters)

Outside Director	Motohiko Yokoyama	(President and Representative Director of JTEKT Corporation)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Board of Statutory Auditors

Standing Statutory Auditors	Toshihito Yamazoe

	Haruhito Hisatsune	(Outside Auditor)

Statutory Auditors	Masahumi Nakamura	(Outside Auditor, Certified Accountant)

	Michiyuki Kondo	(Outside Auditor, Lawyer)
Corporate officers

Corporate Officers	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: Tokyo Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: Osaka Area)

	Hiroshi Okamoto	(President of Makita U.S.A. Inc)

	Tamiro Kishima	(Senior Managing Director of Dolmar G.m.b.H)

	Osamu Yokoyama	(President of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.)
Independent Registered Public Accounting Firm
     KPMG AZSA & Co.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Information on Shares
(As of September 30, 2009)

Fiscal period	The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary general meeting of shareholders	June

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half
March 31 of each year
2) Cash dividends for the interim period
September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited
Nagoya Branch Office
15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan
Website: http://www.chuomitsui.co.jp/person/p06.html

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited
Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic	Tokyo and Nagoya stock exchanges (stock code: 6586)
	Overseas	American Depositary Receipts: The Nasdaq Global Select Market (stock code: MKTAY)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese